Correspondence

Leonard  E. Neilson

A  PROFESSIONAL  CORPORATION

LEONARD E. NEILSON	8160 South Highland Drive, Suite 104
Attorney at Law	Sandy, Utah 84093
Telephone: (801) 733-0800
Fax: (801) 733-0808
E-mail: LNeilsonLaw@aol.com

January 4, 2019

Securities and Exchange Commission
Attn:  Susan Block
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

VIA:  EDGAR

Re:        Fearless Films, Inc.
Amendment No. 1 to
Form S-1 (Filed November 19, 2013)
SEC File No.  333-190941

Dear Ms. Block:

In response to your letter dated November 7, 2018, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Fearless Films, Inc. ("Fearless Films" or the "Company") and is based solely upon representations made and documents and information provided by the Company.  Amendment No. 1 to the Registration Statement on Form S-1 is being filed concurrently with this letter.  The Company has made certain changes in Amendment No. 1 in response to the Staff's comments as described below, and updated information as necessary.

Prospectus Cover Page, page 1

Comment 1.
Please include on the cover page the most recent trading price of your shares on the OTCQB.

Response to Comment 1:  Please note that we have added a sentence to the end of the third paragraph on the prospectus cover page to disclose the information requested regarding the price of the Company's shares.

Prospectus Summary, page 4
Comment 2.
Please disclose in this section that you have not generated revenues to date from your current business operations.
Response to Comment 2:  We have added disclosure as a new third paragraph under the "Our Business" heading on page 4 of the prospectus to discuss the Company's current business status.

Comment 3.

Please disclose here your current cash on hand, and please update with any subsequent Dennis dos Santos Fearless Films, Inc.
Response to Comment 3:

In response to your comment, a new fourth paragraph under the "Our Business" heading on page 4 of the prospectus gives the company's monthly cash burn rate and management's estimated burn rate in the immediate future.
Selling Stockholders, page 19

Comment 4.

Please briefly explain the transactions from which the selling shareholders received the shares.

Response to Comment 4:

Most information regarding how Selling Stockholders received the shares is contained in the footnotes to the table. Additionally, we have added a new paragraph immediately following the Selling Stockholders table to summarize those transactions not otherwise discussed in footnotes.

Plan of Operation, page 33

Comment 5.
Please briefly expand your disclosure to explain the material steps necessary to further develop your business, including a timeline for material steps, and anticipated costs.
Response to Comment 5:

We have added language to the second paragraph under the "Plan of Operation" section on page 35 of the prospectus and included new third and fourth paragraphs to discuss timelines and anticipated costs.
Management, page 34

Comment 6.
We note your disclosure that the company entered into a consulting agreement with your chief executive officer on April 1, 2017.  Please file such agreement as an exhibit to your filing.  See Item 601(b)(10) of Regulation S-K.
Response to Comment 6:

We are including as Exhibit 10.3 a copy of the consulting agreement with the CEO as requested.

In addition to the above revisions, please be advised that we have updated unaudited financial states to September 30, 2018. We have also made appropriate revisions to update information as necessary.

     Please review Amendment No.1 to the Company's Form S-1 registration statement with a view that the Company intends to submit a request for acceleration of the effective date at the appropriate time.

We will deliver to the Staff "redlined" hard copies of the Form S-1 for your convenience.Any further questions or comments concerning the Company can be directed to this office by phone at (801) 733-0800, by Fax at (801) 733-0808 or e-mail at LNeilsonLaw@aol.com with a copy to Dennis dos Santos at  dennis.dossantos1@gmail.com.

Yours truly,

/s/ Leonard E. Neilson

Leonard E. Neilson